February 2, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Carlos E. Aguero
President & Chief Executive Officer
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

      Re: 	Metalico, Inc.
      	Form 10
		File No. 000-50999

Dear Mr. Aguero:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note that the Form 10 goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments.

2. We note that you commenced trading in the pink sheets as of June
2004. Consider including a risk factor that discusses your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks

Risk Factors, page 12

   We are highly leveraged, page 12

3. We note your disclosures on page 31 that the violations of two covenants to your loan agreement were waived. If a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under a separate debt obligation, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness simultaneously.

Management`s Discussion & Analysis, page 19
Results of Operations, Year Ended 12/31/02 . . ., page 27

4. In comment 10 of our letter of November 23, 2004, we requested that where you cite more than one reason for a change in financial condition and results of operations, that you quantify the contribution of each factor. With that in mind, please revise ferrous and non-ferrous sales on page 27, and lead smelting on page
28.

5. We have reviewed your response to prior comment 39. However, based on the guidance set forth in EITF 02-17 "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination," it is not clear to us that simply because there were no contracts, purchase orders, or other legal documents obligating the acquired recycler to do business with the seller or you that there was no fair value associated with the customer list. Please advise or revise.

Quantitative and Qualitative Disclosures About Market Risks, page
35

6. We have reviewed your response to Comment 22. Though the potential loss due to a hypothetical change in commodity prices is not easy to model, we assume that this information is available and necessary for internal management planning and budgeting purposes. Please note that Item 305 of Regulation S-K also requires you to disclose the modeling technique employed as well as the key assumptions and parameters of the underlying model.

Pro Forma Financial Information, page 36

7. Please update your pro forma condensed statement of income through
September 30, 2004.  Refer to Rule 11-02(c)(2)(i) of Regulation S-
X.

8. We note the additional disclosures you provided in Note A in response to prior comment 27. Expand this disclosure to provide a sensitivity analysis with regard to these potential changes.

Quarterly Financial Information, page 40

9. We note your response to prior comment 30. Tell us more about the adjustments that were necessary to appropriately present your 2002 quarterly financial information.

Financial Statements
General

10. As indicated in Note 10 - Subsequent Events to your September
30,
2004 interim financial statements, we note that you acquired a ferrous and non-ferrous scrap metal recycler on November 18, 2004 for
$7.2 million. Provide for us the calculations you prepared under Rule 1-02(w) with regard to the requirements to provide financial statements for this recycler under Rule 3-05.

Metalico, Inc.and Subsidiaries Financial Statements for the year ended 12/31/2003
Consolidated Statements of Operations

11. We note your additional disclosures provided in response to prior comment 41. Separately present the cost of product sales from cost of tolling services. Refer to Rule 5-03(b)(2) of Regulation S-X.

Note 1 - Revenue Recognition

12. We note the revisions you made in response to prior comment
40.
We note that you "generally" recognize product revenue upon shipment and that brokerage sales are "generally" recognized upon receipt of material by the customer. Expand your disclosures to address the nature of the revenue transactions that are recognized under accounting policies that differ from these stated policies.

Note 19 - Debt Forgiveness and Gain on Extinguishment of Debt

13. Notwithstanding your response to prior comment 45, we still do not fully understand your 2001 debt transaction. In this regard, we have the following comments.
* Your expanded disclosures in MD&A continue to imply that you made an $18 million cash payment in connection with the Termination Agreement. Please revise your MD&A and this footnote to clarify. Based on your recognition of a $17 million gain on the debt extinguishment and the amounts reflected in your cash flow statements, it does not appear that you made this $18 million payment.
* It is still unclear to us how a warrant to acquire 17% of the fully diluted equity of the Company has no value. Please provide us with additional information to support your conclusion.
* It is unclear to us how you used a fair value of $.11 per share in your computation of your 2001 diluted earnings per share. In this regard, we note based on your 2001 earnings per share calculation you presented in Note 25 to your Form 10 filed on October 25, 2004, you reflected $1,999,741 for dividends payable. Based on the information in the filing (i.e. the $6,383,000 dividends payable as of December
31, 2002 less the $1,832,000 dividend earned during 2002) we assume that dividends payable as of December 31, 2001 was $4,551,000. This results in a $2.27 deemed fair value for your common stock.

Note 20 - Segment Reporting

14. We note your response to prior comment 47. Please expand the headnote to your segment information to discuss the nature of the items included in corporate operating profit (i.e. what operating items have not been allocated to your two reportable segments).

Note 25 - Earnings Per Share

15. Tell us why you have eliminated the dilutive effect of your dividends payable in your December 31, 2001 earnings per share computation or revise accordingly. Also tell us why you revised the number of common stock equivalents related to your dividends payable for the years ended December 31, 2003 and December 31, 2002.

Metalico, Inc.and Subsidiaries Financial Statements for the nine months ended 9/30/2003, page F-40
Note 4 - Conversion of Certain Debt to Equity and Changes in
Preferred Stock

16. We note the expanded disclosures you provided in Note 4 in response to prior comment 51. As previously requested, please disclose how you accounted for the exchange, including a discussion of the fair value of the old and newly issued preferred stock.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Gus Rodriguez at (202) 824-5524 or Jeanne Baker at (202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or Lesli Sheppard at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-
1950.



      			Sincerely,




      			Pamela A. Long
      					Assistant Director


cc:	Arnold Graber, Esq. (via facsimile 908/497-1097)
	General Counsel
      Metalico, Inc.
      186 North Avenue East
      Cranford, New Jersey 07016

      Tim Bryant, Esq. (via facsimile 312/984-7700)
      McDermott Will & Emory LLP
	227 West Monroe
	Chicago, IL 60606-5096
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Carlos E. Aguero
Metalico, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE